Exhibit 99.1

Alberta Star Development Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these interimfinancial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	As at 28 February 2010	As at 28 February 2009	As at 30 November 2009 (Audited)
		$	$

Assets

Current
Cash and cash equivalents (Note 14)	14,000,336	16,728,155	14,700,318
Amounts receivable (Note 6)	22,437	44,736	125,865
Prepaid expenses	7,971	21,833	25,455

	14,030,744	16,794,724	14,851,638

Property, plant and equipment (Note 7)	353,731	428,276	373,084

	14,384,475	17,223,000	15,224,722

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,506,865	1,592,825	1,718,884

Shareholders’ equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
28 February 2010 – 21,403,979 common shares
28 February 2009 – 21,403,979 common shares
30 November 2009 – 21,403,979 common shares	37,397,902	37,398,192	37,397,902
Contributed surplus (Note 11)	13,201,416	12,671,950	13,190,903
Warrants (Note 11)	131,064	131,064	131,064
Deficit, accumulated during the exploration stage	(37,852,772)	(34,571,031)	(37,214,031)

	12,877,610	15,630,175	13,505,838

	14,384,475	17,223,000	15,224,722

Nature and Continuance of Operations (Note 1), Commitments and Other Obligations (Note 13) and Subsequent Events (Note 16)

On behalf of the Board:

/s/ Tim Coupland	Director	/s/ Robert Hall	Director
Tim Coupland		Robert Hall

(1)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 28 February 2010	For the three month period ended 28 February 2009
	$	$

Expenses
Mineral properties expenditures (Schedule 1)	37,192	306,264
General and administrative (Schedule 2)	622,234	568,451

Net loss before other items and income taxes	(659,426)	(874,715)

Other items
Interest income	20,685	48,563

Net loss before income taxes	(638,741)	(826,152)

Future income tax recovery	-	104,300

Loss and comprehensive loss for the period	(638,741)	(721,852)

Basic loss per common share	(0.03)	(0.03)
Diluted loss per common share	(0.03)	(0.03)

Weighted average number of common shares outstanding
Basic	21,403,979	21,341,757
Diluted	21,403,979	21,341,757

(2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 28 February 2010	For the three month period ended 28 February 2009
	$	$

Cash flows from operating activities
Net loss for the period	(638,741)	(721,852)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of property, plant and equipment	19,353	36,539
Future income tax recovery	-	(104,300)
Stock-based compensation	10,513	20,206
Changes in operating assets and liabilities
Decrease in amounts receivable	103,428	16,169
Decrease in prepaid expenses	17,484	(21,833)
Decrease in accounts payable and accrued liabilities	(212,019)	(1,079,857)

	(699,982)	(967,924)

Cash flows from financing activities
Issuance of flow-through shares for cash	-	350,000
Share issuance costs	-	(21,497)

	-	328,503

Decrease in cash and cash equivalents	(699,982)	(639,421)

Cash and cash equivalents, beginning of period	14,700,318	17,367,576

Cash and cash equivalents, end of period	14,000,336	16,728,155

Supplemental Disclosures with Respect to Cash Flows (Note 14)

(3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Accumulated other comprehensive income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2007	20,907,731	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Net loss for the period	-	-	-	-	-	(1,025,545)	(1,025,545)

Balance at 29 February 2008	20,907,731	38,000,821	9,215,360	2,902,233	-	(28,385,515)	21,732,899

Balance at 30 November 2007	20,907,731	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Stock options exercised ($0.20 per share)	30,000	43,919	(13,919)	-	-	-	30,000
Warrants expired	-	-	2,508,552	(2,508,552)	-	-	-
Agent compensation warrants expired	-	-	393,681	(393,681)	-	-	-
Stock-based compensation	-	-	548,070	-	-	-	548,070
Provision for flow-through liability	-	(739,687)	-	-	-	-	(739,687)
Net loss for the year	-	-	-	-	-	(6,489,209)	(6,489,209)

Balance at 30 November 2008	20,937,312	37,305,053	12,651,744	-	-	(33,849,179)	16,107,618
Flow-through shares issued – cash ($0.15 per unit)	466,667	350,000	-	-	-	-	350,000
Warrants granted	-	(131,064)	-	131,064	-	-	-
Share issue costs – cash paid	-	(21,497)	-	-	-	-	(21,497)
Stock-based compensation (Note 12)	-	-	539,159	-	-	-	539,159
Provision for flow-through liability (Notes 9, 11, and 13)	-	(104,590)	-	-	-	-	(104,590)
Net loss for the period	-	-	-	-	-	(3,364,852)	(3,364,852)

Balance at 30 November 2009	21,403,979	37,397,902	13,190,903	131,064	-	(37,214,031)	13,505,838

Flow-through shares issued – cash	-	-	-	-	-	-	-
Warrants granted	-	-	-	-	-	-	-
Share issue costs – cash paid	-	-	-	-	-	-	-
Stock-based compensation (Note 12)	-	-	10,513	-	-	-	10,513
Provision for flow-through liability	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(638,741)	(638,741)

Balance at 28 February 2010	21,403,979	37,397,902	13,201,416	131,064	-	(37,852,772)	12,877,610

(4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 28 February 2010	For the three month period ended 28 February 2009
	$	$

Exploration operating expenses
Amortization	14,219	18,467
Assays and geochemical	-	166
Camp costs and field supplies	225	764
Claim maintenance and permitting	4,739	10,762
Community relations and government	-	526
Drilling	-	12,304
Geology and engineering	18,009	38,600
Staking and line cutting	-	41,000
Transportation and fuel	-	1,575
Wages, consulting and management fees	-	182,100

	37,192	306,264

Details on Mineral Properties Expenditures (Note 8)

(5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 – General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 28 February 2010	For the three month period ended 28 February 2009
	$	$
General and administrative expenses
Advertising and promotion	12,719	8,302
Amortization	5,134	5,127
Automotive	1,222	1,162
Bank charges and interest	115	526
Consulting fees	100,525	-
Directors fees (Note 10)	54,000	28,000
Filing and financing fees	25,333	58,194
Legal and accounting (Note 10)	29,947	67,934
Management fees (Note 10)	65,000	75,000
Meals and entertainment	22,209	26,329
Office and miscellaneous	27,151	12,927
Part XII.6 tax (Note 9)	-	6,944
Rent and utilities	11,928	11,564
Salaries and benefits (Note 10)	130,626	134,564
Secretarial fees (Note 10)	15,000	15,000
Stock-based compensation (Note 12)	10,513	20,206
Telephone and internet	2,359	2,624
Transfer fees and shareholder information	104,092	90,926
Travel	4,361	3,122

	622,234	568,451

(6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

1.	Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 28 February 2010 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $638,741 for the period ended 28 February 2010 (28 February 2009 - $721,852) and has working capital of $12,523,879 at 28 February 2010 (28 February 2009 - $15,201,899, 30 November 2009 - $13,132,754).

The Company had cash and cash equivalents of $14,000,336 at 28 February 2010 (28 February 2009 -$16,728,155, 30 November 2009 - $14,700,318), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategyduring fiscal 2010. However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On 10 March 2010, the TSX Venture Exchange approved a share consolidation on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 11 and 17).

2.	Changes in Accounting Policies and Presentation

	i.	Goodwill and Other Intangible Assets

Effective 1 December 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Other Intangible Assets”. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

(7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

ii.	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

iii.	Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

iv.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company had capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

3.	Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as discussed in Note 19. Outlined below are those policies considered particularly significant.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Field equipment	20%
Office equipment	20%

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs and option maintenance payments are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property, deferred exploration costs and option maintenance payments are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management’s estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

(9)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date. Any consideration received from the exercise of stock options is credited to share capital. This section is only applicable to transactions that occurred on or after 1 December 2002.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined using a discounted cash flow analysis.

Asset retirement obligations

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”. This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Adoption of this standard has not affected the Company’s financial statements.

(10)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Flow-through common shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.

The Company follows the recommendations of the EIC of the CICA with respect to flow-through shares, as outlined in EIC 146. The application of EIC 146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. The recommendations applyto all flow-through share transactions initiated after 19 March 2004.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 30 November 2009, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into functional currencyat exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from these estimates.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

(11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Financial Instrument Standards

Financial Assets and Financial Liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequentlymeasured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

(12)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Recent Accounting Pronouncements

a)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011. Earlier adoption is permitted.

b)	Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

(13)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.

a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2009, amounts receivable were comprised of Goods and Services Tax receivable of $15,810 (2008 - $51,142) and interest earned on the Company’s redeemable short-term investment of $110,055 (2008 - $9,763). As a result, credit risk is considered insignificant.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

(14)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

c)	Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following tables provide an indication of the Company’s significant foreign currency exposures during the year ended 28 February 2010 and 30 November 2009:

		28 February 2010		30 November 2009

Cash and cash equivalents	US$	1,250,048	US$	1,250,066

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

d)	Interest Risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment. Changes in market interest rates affect the fair market value of the cash and cash equivalents. However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

e)	Commodity Price Risk

The Company is in the exploration stage and is not subject to commodity price risk.

5.	Available-for-Sale Securities

During the period ended 28 February 2010, there were no sales of available-for-sale securities.

(15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

6.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	February 28, 2010	February 28, 2009	November 30, 2009
	$	$	$

Goods and Services Tax receivable	22,437	39,868	15,810
Interest receivable	-	4,868	110,055

	22,437	44,736	125,865

7.	Property, Plant and Equipment

	Net book value

	Cost	Accumulated amortization	As at 28 February 2009	As at 28 February 2008	As at 30 November 2009 (Audited)
	$	$	$	$	$

Computer equipment	57,869	32,021	25,848	16,326	27,944
Computer software	86,947	86,947	-	2,097	-
Equipment	58,720	32,760	25,960	32,450	27,327
Field equipment	479,319	217,035	262,284	327,854	276,088
Furniture and fixtures	67,205	27,566	39,639	49,549	41,725

	750,060	396,329	353,731	428,276	373,084

During the period ended 28 February 2010, there were no additions or sales of property, plant and equipment.

(16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

8.	Mineral Properties

Sterling Mining Company – Sunshine Silver Mine, Idaho, USA

During the year ended 30 November 2009, the Company entered into an acquisition agreement with Sterling Mining Company (“Sterling”) to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations (the “Agreement”).

Expenditures related to the Sterling Mining property for the period ended 28 February 2010 consists of geology and engineering of $11,736 (2009 - $Nil, cumulative - $11,736),

On 8 March 2010, the Company entered into a letter agreement with KootenayGold Inc. (“Kootenay”), whereby the Company and Kootenay agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development (Note 16).

On 12 April 2010, the Company and Kootenay terminated their joint bid to acquire Sterling. The Company continued to be a qualified bidder for Sterling (Note 16).

On 21 April 2010, the Company announced that it was unsuccessful in its bid to acquire 100% of the shares of Sterling and the Sunshine Mine Lease pursuant to a bankruptcy auction held on 21 April 2010. As a result of the unsuccessful bid, the Company has confirmed that certain conditions contained in the Agreement with Sterling dated 17 November 2009 have not been satisfied. As a result of the unsatisfied conditions, the Company will pursue a compensation fee of US$250,000 in accordance with the terms of the Agreement and the Second Amended Plan and Disclosure Statement filed by Sterling (Note 16).

(17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.76 ha (26,103.52 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 28 February 2010	For the three months ended 28 February 2010	For the three months ended 28 February 2009
	$	$	$

Exploration operating expenses
Amortization	284,744	12,582	16,374
Assaying and geochemical	412,906	-	166
Camp costs and field supplies	1,550,042	225	764
Claim maintenance and permitting	92,526	4,739	-
Community relations and government	215,000	-	726
Drilling	3,318,148	-	12,304
Equipment rental	200,831	-	-
Geology and engineering	671,395	6,273	18,600
Geophysics	16,643	-	-
Orthophotography	199,451	-	-
Staking and line cutting	339,160	-	-
Surveying	1,473,493	-	-
Transportation and fuel	4,938,609	-	1,575
Wages, consulting and management fees	4,533,670	-	190,100

	18,246,618	23,819	240,409

Acquisition of mineral property interests	132,000	-	-

	18,378,618	23,819	240,409

(18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 28 February 2010	For the three months ended 28 February 2010	For the three months ended 28 February 2009
	$	$	$

Exploration operating expenses
Amortization	28,532	1,637	2,093
Assaying and geochemical	197,313	-	-
Camp costs and field supplies	383,489	-	-
Claim maintenance and permitting	19,598	-	-
Community relations and government	21,472	-	-
Drilling	758,681	-	-
Equipment rental	58,038	-	-
Geology and engineering	69,879	-	-
Metallurgical studies	62,977	-	-
Orthophotography	25,522	-	-
Staking and line cutting	88,335	-	-
Surveying	17,309	-	-
Transportation and fuel	5,029,890	-	-
Wages, consulting and management fees	840,723	-	-

	7,601,758	1,637	2,093

Acquisition of mineral property interests	102,000	-	-
Recovery of mineral property costs	(603,750)	-	-

	7,100,008	1,637	2.093

(19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium –Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the period ended 28 February 2010 consists of claim maintenance and permitting of $Nil (2009 - $Nil, cumulative - $682), transportation and fuel of $Nil (2009 - $Nil, cumulative - $817), wages, consulting and management fees of $Nil (2009 - $Nil, cumulative - $16,258), acquisition of mineral property interests of $Nil (2009 - $Nil, cumulative - $357,000) and recovery of mineral property costs of $Nil (2009 - $Nil, cumulative - $12,645).

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Expenditures related to the Eldorado Uranium Mineral Claims for the period ended 28 February 2010 consists of claim maintenance and permitting of $Nil (2009 - $Nil cumulative - $1,052) and acquisition of mineral property interests of $Nil (2009 - $Nil, cumulative - $20,000).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500 (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims for the period ended 28 February 2010 consists of camp costs and field supplies of $Nil (2009 - $Nil, cumulative - $1,034), drilling of $Nil (2009 - $Nil, cumulative - $353,182), transportation and fuel of $Nil (2009 - $Nil, cumulative - $9,606), wages, consulting and management fees of $Nil (2009 - $Nil, cumulative - $13,012) and acquisition of mineral property interests of $Nil (2009 - $Nil, cumulative - $257,500).

(20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse. The Eldorado South Uranium Project now consists of sixteen mineral claims totaling 11,281.85 ha (27,878.62 acres).

Expenditures related to the Eldorado South Uranium Project can be summarized as follows:

	Cumulative amounts from inception to 28 February 2010	For the three months ended 28 February 2010	For the three months ended 28 February 2009
	$	$	$

Exploration operating expenses
Camp costs and field supplies	27,967	-	-
Claim maintenance and permitting	17,153	-	10,762
Community relations and government	3,555	-	-
Equipment rental	2,623	-	-
Geology and engineering	301,883	-	20,000
Geophysics	3,000	-	-
Staking and line cutting	415,099	-	41,000
Transportation and fuel	176,011	-	-
Wages, consulting and management fees	278,323	-	6,000

	1,225,614	-	77,762

(21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 13).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Expenditures related to the Longtom Property for the period ended 28 February 2010 consists of assaying and geochemical of $Nil (2009 - $Nil, cumulative - $335), camp costs and field supplies of $Nil (2009 - $Nil, cumulative - $147,024), claim maintenance and permitting of $Nil (2009 - $Nil, cumulative - $2,679), drilling of $Nil (2009 - $Nil, cumulative - $210,057), geology and engineering of $Nil (2009 - $Nil, cumulative -$418,998), transportation and fuel of $Nil (2009 - $Nil, cumulative - $322,529), wages, consulting and management fees of $Nil (2009 - $Nil, cumulative - $200,899), recovery of mineral property costs of $Nil (2009 - $Nil, cumulative - $52,497), sale of mineral property interests of $Nil (2009 - $Nil, cumulative - $55,000) and write-off of mineral properties and related costs of $Nil (2009 - $Nil, cumulative - $220,552).

(22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000 (Note 15).

During the year ended 30 November 2009, the Company has not done any work recently and has not budgeted for any in 2010.

Expenditures related to the Longtom Property Target 1 for the period ended 28 February 2010 consists of geology and engineering of $Nil (2009 - $Nil, cumulative - $2,103), wages, consulting and management fees of $Nil (2009 - $Nil, cumulative - $21,648), acquisition of mineral property interests of $Nil (2009 - $Nil, cumulative - $71,000) and recovery of mineral property costs of $Nil (2009 - $Nil, cumulative - $3,530).

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 130,000 common shares (issued and valued at $158,000) of the Company (Note 15).

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,701.16 ha (26,431.87 acres).

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 and again on 29 September 2008 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement called for Max Resource to make payments as follows:

a.	Cash payments totalling $30,000 (received);

b.	The issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466 (Note 15));

c.

Work commitments totalling $2,000,000 ($250,000 on or before 31 October 2008 (incurred); $750,000 on or before 31 October 2009 ($234,307 incurred); $500,000 on or before 31 October 2010; and $500,000 on or before 31 October 2011).

The Company was unable to obtain exploration permits from regulatory authorities in the Northwest Territories due to outstanding and ongoing First Nations land claim issues. Max Resource terminated the agreement on 18 January 2010 (Note 17).

(23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Expenditures related to the MacInnis Lake Property for the period ended 28 February 2010 consists of claim maintenance and permitting of $Nil (2009 - $Nil, cumulative - $2,670), geology and engineering of $Nil (2009 -$Nil, cumulative - $19,446), surveying of $Nil (2009 - $Nil, cumulative - $323,117), transportation and fuel of $Nil (2009 - $Nil, cumulative - $8,734), wages, consulting and management fees of $Nil (2009 - $Nil, cumulative - $74,951), acquisition of mineral property interests of $Nil (2009 - $Nil, cumulative - $258,000) and recovery of mineral property costs of $Nil (2009 - $Nil, cumulative - $480,540).

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative amounts from inception to 28 February 2010	For the three months ended 28 February 2010	For the three months ended 28 February 2009
	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-

Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	-	12,645

Shares received – 200,000 common shares of Max Resource Corp. (Note 15)	82,000	-	-

	1,159,095	-	12,645

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 28 February 2010 is $639,893 (30 November 2009 -$639,893) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 11). Included in the accounts payable and accrued liabilities at 28 February 2010 is $739,687 (30 November 2009 -$739,687) related to the estimated costs to the Company for amending its flow-through filings (Notes 11, 13 and 14).

(24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

10.	Related Parties Transactions

During the period ended 28 February 2010, the Company entered into the following transactions with related parties:

	i.	Paid or accrued secretarial fees of $15,000 (28 February 2009 - $15,000) to an individual related to a director of the Company.

	ii.	Paid or accrued accounting fees of $26,500 (28 February 2009 - $10,834) to a company controlled by the chief financial officer of the Company.

	iii.	Paid or accrued accounting fees of $Nil (28 February 2009 - $13,875) to a company controlled by the former chief financial officer of the Company.

	iv.	Paid or accrued management fees of $50,000 (28 February 2009 - $50,000) to a company controlled by a director of the Company.

	v.	Paid or accrued directors fees of $18,000 (28 February 2009 - $18,000) to a company controlled by a director of the Company.

	vi.	Paid or accrued directors fees of $15,000 (28 February 2009 - $25,000) to a company controlled by a director of the Company.

	vii.	Paid or accrued directors fees of $18,000 (28 February 2009 - $8,000) to a director of the Company.

	viii.	Paid or accrued directors fees of $18,000 (28 February 2009- $2,000) to a director of the Company.

	ix.	Paid or accrued salaries and benefits of $130,626 (28 February 2009 - $134,564) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

(25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

11.	Share Capital

Authorized share capital consists of an unlimited number of voting common shares. Authorized share capital also  consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized  to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

On 10 March 2010, the TSX Venture Exchange approved the share consolidation on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 1 and 16).

Share capital transactions of the Company during the period ended 28 February 2010 and the year ended 30 November  2009 are summarized as follows:

i.

On 4 November 2009, the Company issued 100,000 stock options to consultants of the Company with an exercise price of $1.00 per share. The 100,000 options vest in four equal quarters starting 4 March 2010.

All options in this series expire 3 November 2014 (Note 12).

ii.

On 3 July 2009, the Company issued 790,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $1.00 per share. A total of 720,000 options vested immediately upon issuance and the remaining 70,000 options vest in four equal quarters starting 3 November 2009. All options in this series expire 2 July 2014 (Note 12).

iii.

On 12 December 2008, the Company issued 466,667 units at a price of $0.75 per unit for a total proceeds of $350,000. Each unit consists of one flow-through common share and one non flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.90 up to 12 December 2010.

	iv.	During the year ended 30 November 2009, a total of 480,000 stock options with an exercise price of $3.00 per share expired. As at 30 November 2009, no stock options in this series remain outstanding.

v.

During the year ended 30 November 2009, a total of 65,000 stock options with an exercise price of $4.25 per share were cancelled. As at 30 November 2009, a total of 575,000 stock options in this series remain outstanding.

vi.

During the year ended 30 November 2009, a total of 125,000 stock options with an exercise price of $1.75 per share were cancelled. As at 30 November 2009, a total of 555,000 stock options in this series remain outstanding.

(26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company. The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following incentive stock options were outstanding at 28 February 2010:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	4.25	575,000	0.69
	1.75	555,000	1.42
	5.00	20,000	1.42
	1.00	790,000	4.33
	1.00	100,000	4.68

		2,040,000

(27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

The following is a summary of stock option activities during the period ended 28 February 2010:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2008	1,820,000	3.00

Granted	890,000	1.00
Exercised	-	-
Expired	(670,000)	2.90

Outstanding and exercisable at 30 November 2009	2,040,000	2.15

Weighted average fair value of options granted during the year		0.70

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2009	2,040,000	2.15

Granted	-	-
Exercised	-	-
Expired / Cancelled	-	-

Outstanding and exercisable at 28 February 2010	2,040,000	2.15

Weighted average fair value of options granted during the period		-

Warrants and agent compensation warrants

The following share purchase warrants were outstanding at 28 February 2010:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.90	466,667	0.79

(28)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

The following is a summary of warrant activities during the period ended 28 February 2010:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2008	-	-

Granted	466,667	0.90
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 30 November 2009	466,667	0.90

Weighted average fair value of warrants granted during the year		0.30

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2009	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 28 February 2010	466,667	0.90

Weighted average fair value of warrants granted during the period		-

The weighted average grant date fair value of warrants issued during the year ended 30 November 2009, amounted to $0.30 per warrant (2008 - $Nil per warrant). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2009	2008

Risk free interest rate	0.78%	-
Expected life	2.0 years	-
Annualized volatility	108.25%	-
Expected dividends	-	-

(29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

12.	Stock-Based Compensation

During the year ended 30 November 2009, the Company granted 100,000 stock options to consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 3 November 2014. A total of 100,000 of these stock options vest on the following dates (Note 11):

Vesting Date	Number of options

4 March 2010	25,000
4 June 2010	25,000
4 September 2010	25,000
4 November 2010	25,000

100,000

The fair value of the options which vested in the period, estimated using the Black-Scholes, model will be expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

During the year ended 30 November 2009, the Company granted 790,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 2 July 2014. A total of 720,000 of these stock options vested on the grant date of 3 July 2009. A total of 70,000 of these stock options granted to consultants of the Company vest on the following dates (Note 11):

Vesting Date	Number of options

3 November 2009	17,500
3 February 2010	17,500
3 May 2010	17,500
3 August 2010	17,500

70,000

The fair value of the portion of the options which vested in the period, estimated using the Black-Scholes model, was $10,513. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

During the year ended 30 November 2008, the Company granted 700,000 stock options to employees, directors and consultants of the Company. A total of 680,000 of the stock options entitle holders to purchase common shares of the Company for proceeds of $1.75 per common share expiring 31 July 2011 and the remaining 20,000 options entitle holders to purchase common shares of the Company for proceeds of $5.00 per common share expiring 31 July 2011. A total of 605,000 of these stock options vested on the grant date of 1 August 2008. A total of 95,000 of these stock options vest on the following dates (Note 11):

(30)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

Vesting Date	Number of options

1 December 2008	23,750
1 March 2009	23,750
1 June 2009	23,750
1 September 2009	23,750

95,000

The fair value of the portion of the options which vested in the year ended 30 November 2009, estimated using the Black-Scholes model, was $30,725 (30 November 2008 - $548,070). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the year:

	2009	2008

Risk free interest rate	2.43%	2.86%
Expected life	5.0 years	3.0 years
Annualized volatility	106.57%	100.99%
Expected dividends	-	-

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009. The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares. The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares. It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints. In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

(31)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

13.	Commitments and Other Obligations

	i.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

	ii.	On 1 April 2006, the Company entered into a five year lease for premises with the following lease payments to the expiration of the lease on 1 March 2011:

$
30 November 2010	42,900
30 November 2011 (expiry in 1 March 2011)	10,725

Total	53,625

iii.	The Company has certain obligations related to the amendments of its flow-through filings (Notes 9, 11 and 14).

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

14.	Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	February 28, 2010	November 30, 2009
	$	$

Cash on hand and balance in bank	2,683,559	3,378,568
Short term deposits(i)	10,001,152	10,000,000
Trust account(ii)	1,315,625	1,321,750

	14,000,336	14,700,318

(i)	Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)	$1,315,625 (US$ 1,250,000) held in trust with US legal counsel as part of the Sterling acquisition.

During the year ended 30 November 2008, the Company has accrued a charge against capital stock and recorded a payable amount of $739,687 as the estimated costs to the Company for amending its flow-through filings (Notes 9, 11 and 13).

15.	Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2010

16.	Subsequent Events

The following subsequent events occurred from the date of the period ended 28 February 2010 to the date the interim financial statements were available to be issued on 29 April 2010:

i.

On 8 March 2010, the Company entered into a letter agreement with Kootenay Gold Inc. (“Kootenay”), whereby the Company and Kootenay have agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development. On 12 April 2010, the Company and Kootenay terminated their joint bid to acquire Sterling. The Company continued to be a qualified bidder for Sterling (Note 8).

ii.

On 10 March 2010, the TSX Venture Exchange approved the share consolidation ratio on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 1 and 11).

iii.

On 21 April 2010, the Company announced that it was unsuccessful in its bid to acquire 100% of the shares of Sterling and the Sunshine Mine Lease pursuant to a bankruptcy auction held on 21 April 2010.

As a result of the unsuccessful bid, the Company has confirmed that certain conditions contained in the Acquisition Agreement (the “Agreement”) with Sterling dated 17 November 2009 have not been satisfied in accordance with the terms of the Agreement. As a result of the unsatisfied conditions, the Company will pursue a compensation fee of US$250,000 in accordance with the terms of the Agreement and the Second Amended Plan and Disclosure Statement filed by Sterling (Note 8).

17.	Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fullyguaranteed, bank sponsored instruments.

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